Andersen, Andersen & Strong








August 31, 1999




Securities & Exchange Commission
Washington, D.C.

Gentlemen:

We have been furnished with a copy of the response to Item 4 of the Form 8-K for the event that occurred on August 31, 1999 filed by our former client, Pierce International Discovery, Inc. We agree with the statements made in response to that item insofar as they relate to our firm.



Sincerely,

/s/ Andersen, Andersen & Strong


April 20, 2001